BARNETT & LINN
ATTORNEYS AT LAW
23945 Calabasas Road, Suite 115 • Calabasas, CA 91302
www.barnettandlinn.com
WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

July 21, 2016

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	John Cash, Accounting Branch Chief SiSi Cheng, Staff Accountant

Re:	Sancon Resources Recovery, Inc. (“Registrant”)

Amendment to Form 10-K for the Year Ended December 31, 2015

Filed on June 10, 2016

Form 10-Q for the Quarter Ended March 31, 2016

Filed June 13, 2016

File No. 0-50760

Dear Mr. Cash:

The Registrant hereby files its Amendment to Form 10-K for the Year Ended December 31, 2015 (the “Amendment”). The sections and paragraphs in the Amendment have been revised in accordance with the Commission’s comment letter dated July 5, 2016 (“Comment Letter”).

Form 10-K for the year ended December 31, 2015

Forward Looking Statements, Page 3

1. In accordance with your comment we have removed reference to PSLRA from this paragraph.

Item 4, page 6

2. In accordance with your comment we have revised Item 4. We also acknowledge that we will comply with your comment in other periodic reports filed with the Commission.

Northern California Office
1478 Stone Point Drive, Suite 400 • Roseville, CA 95661 • TELEPHONE: 916-782-4404 • FACSIMILE: 916-788-2850
- An Association of Law Firms -

July 21, 2016

Re: Sancon Resources Recovery, Inc. (“Registrant”)

Management’s Discussion and Analysis of financial Condition and Results of Operation

3. We have removed the reference to risk factor under Item 1A, in accordance with your comment.

Controls and Procedures, Page 11

4. In accordance with your comment we have revised this section to identify which COSO framework was used to evaluate the effectiveness of the Registrant’s internal control over financial reporting.

Audit Opinion, Page F-2

5. Our auditor has revised its opinion to include 2014, which together with 2015, covers all the periods presented.

Note 6-Income Taxes, Page F-9

6. The sentence regard valuation allowance was included by mistake and has accordingly been deleted.

Form 10-Q for the Year Ended March 31, 2016

Item 4T, Page 13

7. We have noted your comment that Item 4T expired on June 30, 2010 and we will remove all references to such Item in all future Form 10-Q filings including any related disclosures that refer thereto.

Enclosed with this response is a letter from the President of the Registrant acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in this filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.

Thank you in advance for your courtesies and cooperation.

Very truly yours,
Barnett & Linn

/s/ William B. Barnett
William B. Barnett

WBB: scc

cc/ Stephen Tang, President